Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Expressed in thousands of U.S. Dollars, except ratios)	Nine Months Ended September 30, 2011	Year End December 31, 2010	Year End December 31, 2009	Year End December 31, 2008	Year End December 31, 2007	Year End December 31, 2006
Earnings:
Pre-tax income (loss) before income (loss) from equity investees	$31,734	$305,891	$256,236	$(174,086)	$302,827	$217,988
Fixed charges	23,043	30,556	23,260	37,462	43,562	14,503

Total Earnings (Loss)	$54,777	$336,447	$279,496	$(136,624)	$346,389	$232,491

Fixed Charges:
Interest and amortization on indebtedness	$21,313	$28,467	$21,453	$36,143	$42,702	$13,832
Rental expense at 33.3% (1)	1,730	2,089	1,807	1,319	860	671

Total Fixed Charges	$23,043	$30,556	$23,260	$37,462	$43,562	$14,503

Ratio of Earnings to Fixed Charges	2.38	11.0	12.0	(3.7)	8.0	16.0

Deficiency	N/A	N/A	N/A	$(174,086)	N/A	N/A

(1)	33.3% represents a reasonable approximation of the interest factor